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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 5)

                               PEASE OIL & GAS CO.
                    .........................................
                                (Name of Issuer)

                                  COMMON STOCK
                    .........................................
                         (Title of Class of Securities)

                                    705019701
                    .........................................
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 705019701                    13G                    PAGE 2 OF 12 PAGES
 .............................................................................
 1      NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        (A)  KAIM NON-TRADITIONAL, L.P.               - 95-4486379
        (B)  RICHARD A. KAYNE                         - ###-##-####
 .............................................................................
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                       (b) [X]
 .............................................................................
 3      SEC USE ONLY
 .............................................................................
 4      CITIZENSHIP OR PLACE OF ORGANIZATION
        (A)    IS A CALIFORNIA LIMITED PARTNERSHIP
        (B)    IS A U.S. CITIZEN
 .............................................................................
                             5      SOLE VOTING POWER
                                    (A) 0
NUMBER OF                           (B) 0
SHARES                       ................................................
BENEFICIALLY                 6      SHARED VOTING POWER
OWNED BY                            (A) 13,360,949
EACH REPORTING                      (B) 13,360,949
PERSON WITH                  ................................................
                             7      SOLE DISPOSITIVE POWER
                                    (A) 0
                                    (B) 0
                             ................................................
                             8      SHARED DISPOSITIVE POWER
                                    (A) 13,360,949
                                    (B) 13,360,949
 .............................................................................
 9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
        (A) 13,360,949
        (B) 13,360,949
 .............................................................................
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*                                                            [ ]
 .............................................................................
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        (A) 88.53%
        (B) 88.53%
 .............................................................................
12      TYPE OF REPORTING PERSON*
        (A) IA
        (B) IN
 .............................................................................

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 705019701                    13G                    PAGE 3 OF 12 PAGES
 .............................................................................
 1      NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        ARBCO ASSOCIATES, L.P. - 95-3214739
 .............................................................................
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                      (b) [X]
 .............................................................................
 3      SEC USE ONLY
 .............................................................................
 4      CITIZENSHIP OR PLACE OF ORGANIZATION
        CALIFORNIA LIMITED PARTNERSHIP
 .............................................................................
                             6      SOLE VOTING POWER

NUMBER OF                           0
SHARES                       ................................................
BENEFICIALLY                 6      SHARED VOTING POWER
OWNED BY
EACH REPORTING                      3,592,679
PERSON WITH                  ................................................
                             7      SOLE DISPOSITIVE POWER

                                    0
                             ................................................
                             8      SHARED DISPOSITIVE POWER

                                    3,592,679
 .............................................................................
 9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

        3,592,679
 .............................................................................
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*                                                          [ ]
 .............................................................................
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        23.81%
 .............................................................................
12      TYPE OF REPORTING PERSON*

        PN
 .............................................................................

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 705019701                    13G                    PAGE 4 OF 12 PAGES
 .............................................................................
 1      NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         KAYNE, ANDERSON NON-TRADITIONAL INVESTMENTS, L.P. - 95-4198602
 .............................................................................
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                      (b) [X]
 .............................................................................
 3      SEC USE ONLY
 .............................................................................
 4      CITIZENSHIP OR PLACE OF ORGANIZATION
        CALIFORNIA LIMITED PARTNERSHIP
 .............................................................................
                             7      SOLE VOTING POWER

NUMBER OF                           0
SHARES                       ................................................
BENEFICIALLY                 6      SHARED VOTING POWER
OWNED BY
EACH REPORTING                      4,041,764
PERSON WITH                  ................................................
                             7      SOLE DISPOSITIVE POWER

                                    0
                             ................................................
                             8      SHARED DISPOSITIVE POWER

                                    4,041,764
 .............................................................................
 9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

        4,041,764
 .............................................................................
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*                                                         [ ]
 .............................................................................
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        26.78%
 .............................................................................
12      TYPE OF REPORTING PERSON*

        PN
 .............................................................................

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 705019701                   13G                     PAGE 5 OF 12 PAGES
 .............................................................................
 1      NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         OFFENSE GROUP ASSOCIATES, L.P. - 95-4111006
 .............................................................................
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                    (b) [X]
 .............................................................................
 3      SEC USE ONLY
 .............................................................................
 4      CITIZENSHIP OR PLACE OF ORGANIZATION
        CALIFORNIA LIMITED PARTNERSHIP
 .............................................................................
                             8      SOLE VOTING POWER

NUMBER OF                           0
SHARES                       ................................................
BENEFICIALLY                 6      SHARED VOTING POWER
OWNED BY
EACH REPORTING                      4,379,252
PERSON WITH                  ................................................
                             7      SOLE DISPOSITIVE POWER

                                    0
                             ................................................
                             8      SHARED DISPOSITIVE POWER

                                    4,379,252
 .............................................................................
 9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

        4,379,252
 .............................................................................
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*                                                          [ ]
 .............................................................................
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        29.02%
 .............................................................................
12      TYPE OF REPORTING PERSON*

        PN
 .............................................................................

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 705019701                   13G                     PAGE 6 OF 12 PAGES
 .............................................................................
 1      NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         OPPORTUNITY ASSOCIATES, L.P. - 95-4276878
 .............................................................................
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                       (b) [X]
 .............................................................................
 3      SEC USE ONLY
 .............................................................................
 4      CITIZENSHIP OR PLACE OF ORGANIZATION
        CALIFORNIA LIMITED PARTNERSHIP
 .............................................................................
                             9      SOLE VOTING POWER

NUMBER OF                           0
SHARES                       ................................................
BENEFICIALLY                 6      SHARED VOTING POWER
OWNED BY
EACH REPORTING                      1,347,254
PERSON WITH                  ................................................
                             7      SOLE DISPOSITIVE POWER

                                    0
                             ................................................
                             8      SHARED DISPOSITIVE POWER

                                    1,347,254
 .............................................................................
 9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

        1,347,254
 .............................................................................
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*                                                        [ ]
 .............................................................................
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        8.93%
 .............................................................................
12      TYPE OF REPORTING PERSON*

        PN
 .............................................................................

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  United States
                       Securities and Exchange Commission

                                  Schedule 13G

*********************

Item 1.  (a)   Issuer:             Pease Oil & Gas Co.
         (b)   Address:            751 Horizon Court, Suite 203
                                   Grand Junction, CO  81506

Item 2.  (a)   Filing Persons:     KAIM Non-Traditional, L.P.        Richard A. Kayne
         (b)   Addresses:          1800 Avenue of the Stars,         1800 Avenue of the
                                   Second Floor                      Stars, Second Floor
                                   Los Angeles, CA  90067            Los Angeles, CA 90067

         (c) Citizenship:          KAIM Non-Traditional, L.P. is a California limited partnership
                                   Richard A. Kayne is a U.S. Citizen

         (d)   Title of Class
               of Services:        Common Stock

         (e)   Cusip Number:       705019701

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

         (e) KAIM Non-Traditional, L.P., is an investment adviser registered under section 203 of the Investment Advisers Act of 1940


Item 4.  Ownership

         (a) Amount Beneficially Owned:

             KAIM Non-Traditional, L.P.

             -  Four investment limited partnerships                 13,360,949*

         (b) Percent of Class:                                           88.53%

* Shares which may be acquired upon conversion of preferred stock based on the conversion ratio at April 30, 1998. The conversion ratio fluctuates with the price of the common stock. The conversion rights are subject to the issuers right to buy back the preferred stock for cash at a specified price at any time.

                                  United States
                       Securities and Exchange Commission

                                  SCHEDULE 13G
                                 AMENDMENT NO. 5

                          Pease Oil & Gas Co. (Issuer)
                           **************************

Item 5.      Ownership of Five Percent or Less of a Class
             If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following c. Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company Not applicable.

Item 8.      Identification and Classification of Members of the Group
             Not applicable

Item. 9.     Notice of Dissolution of Group
             Not applicable

Item 10.     Certification
             By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                  United States
                       Securities and Exchange Commission

                          SCHEDULE 13G, AMENDMENT NO. 5

                          Pease Oil & Gas Co. (Issuer)
                           **************************


                                    SIGNATURE


  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                December 8, 1999
     --------------------------------------
                      Date



             /S/ RICHARD A. KAYNE
     --------------------------------------
                Richard A. Kayne



KAIM NON-TRADITIONAL, L.P.

By:     Kayne Anderson Investment Management, Inc.


        By:  /S/ DAVID J. SHLADOVSKY
           ---------------------------------------
             David J. Shladovsky, Secretary

               JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(f)(1)


This agreement is made pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934 (the "Act") by and between the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.





                December 8, 1999
    ---------------------------------------
                      Date


             /S/ RICHARD A. KAYNE
    ---------------------------------------
               Richard A. Kayne



KAIM NON-TRADITIONAL, L.P.

By:     Kayne Anderson Investment Management, Inc.


        By:  /S/ DAVID J. SHLADOVSKY
           ---------------------------------------
             David J. Shladovsky, Secretary

                                  United States
                       Securities and Exchange Commission

                          SCHEDULE 13G, AMENDMENT NO. 5
                                  (cover page)
                          Pease Oil & Gas Co. (Issuer)
                           **************************


Box 9. The reported shares are owned by four investment limited partnerships managed, with discretion to purchase or sell securities, by KAIM Non-Traditional, L.P., a registered investment adviser.

        KAIM Non-Traditional, L.P. is the sole or managing general partner of the limited partnerships. Richard A. Kayne is the controlling shareholder of the corporate owner of Kayne Anderson Investment Management, Inc., the sole general partner of KAIM Non-Traditional, L.P. Mr. Kayne is also a limited partner of each of the limited partnerships. KAIM Non-Traditional, L.P. disclaims beneficial ownership of the shares reported, except those shares attributable to it by virtue of its general partner interests in the limited partnerships. Mr. Kayne disclaims beneficial ownership of the shares reported, except those shares held by him or attributable to him by virtue of his limited partnership interests in the limited partnerships and by virtue of his indirect interest in the interest of KAIM Non-Traditional, L.P. in the limited partnerships.

                                   UNDERTAKING


The undersigned agree jointly to file the attached Statement of Beneficial Ownership on Schedule 13G with the U.S. Securities Exchange Commission and Pease Oil & Gas Co.





Dated:  December 8, 1999




             /S/ RICHARD A. KAYNE
   ---------------------------------------
                Richard A. Kayne



KAIM NON-TRADITIONAL, L.P.

By:     Kayne Anderson Investment Management, Inc.


        By:  /S/ DAVID J. SHLADOVSKY
           ---------------------------------------
             David J. Shladovsky, Secretary